 Exhibit 99.1

SNDL Announces 2023 Annual General Meeting Results

CALGARY, AB, July 27, 2023 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") is pleased to announce the resolutions put to holders of common shares (the "Shareholders") at the Annual General Meeting (the "Meeting") were passed.

At the Meeting, Shareholders approved: (i) fixing the number of directors to the board at six (6); (ii) electing each of Greg Mills, Zach George, Greg Turnbull, Bryan D. Pinney, Lori Ell and Frank Krasovec as directors of the Company for the ensuing year; and (iii) re-appointing Marcum LLP as the auditors of the Company for the ensuing year and authorizing the board of directors of the Company to set their remuneration.

The following votes were received with respect to fixing the number of directors to the board to six (6):

# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
72,052,523	92.17	0	0.000

The following votes were received with respect to each director nominee:

Nominee	# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
Greg Mills	20,782,134	84.64	3,770,406	15.36
Zach George	20,859,622	84.96	3,692,917	15.04
Greg Turnbull	20,667,943	84.18	3,884,596	15.82
Bryan D. Pinney	20,813,104	84.77	3,739,436	15.23
Lori Ell	20,834,120	84.86	3,718,420	15.14
Frank Krasovec	20,886,956	85.07	3,665,584	14.93

The following votes were received with respect to the re-appointment of Marcum LLP as the auditors of the Company:

# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
69,028,613	93.33	4,933,895	6.67

Full voting results on the matters voted on at the Meeting can be found on SEDAR.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to www.sndl.com.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 16:15e 27-JUL-23